Exhibit 99.2

Annual Certification by Officer

For the Year Ended December 31, 2006

United States Department of Education

College and University Facility Loan Trust One

Pursuant to Section 206 and 207 of the Servicing Agreement, I attest that:

i.      A review of the activities of Capmark Finance Inc. as Servicer during the period under this Servicing Agreement has been made under my supervision, and, to the best of my knowledge, based on such review, Capmark Finance Inc. as Servicer, has fulfilled in all material respects, all of its duties, responsibilities, or obligations under this Servicing Agreement throughout the period.

ii.    I confirm that Capmark Finance Inc. as Servicer is in compliance with the requirements of Section 202.

Capmark Finance Inc.

By:	Mark E. McCool
Title:	Senior Vice President
Date:	February 20, 2007

2G

Capmark Finance Inc.
200 Witmer Road
Real Estate Finance, Investments, Services	Horsham, Pa 19044